SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

SHOPIFY INC.

(Name of Issuer)

CLASS A SUBORDINATE VOTING SHARES

(Title and Class of Securities)

82509L107

(CUSIP Number)

DECEMBER 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 82509L107	Schedule 13G/A

1	NAME OF REPORTING PERSON KLISTER CREDIT CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER
6 SHARED VOTING POWER 4,246,060 (1)
7 SOLE DISPOSITIVE POWER
8 SHARED DISPOSITIVE POWER 4,246,060 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,246,060 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6% (2)
12	TYPE OF REPORTING PERSON CO

(1)
Consists of 4,246,060 Class B multiple voting shares held by Klister Credit Corp. Each Class B multiple voting share is convertible at the holder's option at any time into one Class A subordinate voting share.

(2)
Based on 87,067,604 Class A subordinate voting shares outstanding and the aggregate number of Class B multiple voting shares beneficially owned by Klister Credit Corp., in each case as of December 31, 2017.

CUSIP No. 82509L107	Schedule 13G/A

1	NAME OF REPORTING PERSON JOHN PHILLIPS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADIAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER
6 SHARED VOTING POWER 2,123,030 (1)
7 SOLE DISPOSITIVE POWER
8 SHARED DISPOSITIVE POWER 2,123,030 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,030 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (2)
12	TYPE OF REPORTING PERSON IN

(1)
Consists of 2,123,030 Class B multiple voting shares, which John Phillips is deemed to beneficially own in his capacity as a 50% shareholder of Klister Credit Corp. Each Class B multiple voting share is convertible at the holder's option at any time into one Class A subordinate voting share.

(2)	Based on 87,067,604 Class A subordinate voting shares outstanding and the aggregate number of Class B multiple voting shares beneficially owned by John Phillips, in each case as of December 31, 2017.

CUSIP No. 82509L107	Schedule 13G/A

1	NAME OF REPORTING PERSON CATHERINE PHILLIPS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADIAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER
6 SHARED VOTING POWER 2,123,030 (1)
7 SOLE DISPOSITIVE POWER
8 SHARED DISPOSITIVE POWER 2,123,030 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,030 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (2)
12	TYPE OF REPORTING PERSON IN

(1)
Consists of 2,123,030 Class B multiple voting shares, which Catherine Phillips is deemed to beneficially own in her capacity as a 50% shareholder of Klister Credit Corp. Each Class B multiple voting share is convertible at the holder's option at any time into one Class A subordinate voting share.

(2)
Based on 87,067,604 Class A subordinate voting shares outstanding and the aggregate number of Class B multiple voting shares beneficially owned by Catherine Phillips, in each case as of December 31, 2017.

CUSIP No. 82509L107	Schedule 13G/A

Item 1.

(a)	The name of the issuer is Shopify Inc. (the "Issuer").

(b)	The Issuer's principal executive offices are located at:

150 ELGIN STREET, 8TH FLOOR
OTTAWA, ONTARIO, CANADA K2P 1L4

Item 2.

(a)	The names of the persons (collectively, the "Reporting Persons") filing this Schedule 13G/A (this "Statement") are:

KLISTER CREDIT CORP.
JOHN PHILLIPS
CATHERINE PHILLIPS

(b)	The principal business office for each of the Reporting Persons is
186 STRATHGOWAN AVENUE, TORONTO, ON, M4N 1C3
(c)	Citizenship:
CANADA
(d)	This Statement relates to the Class A subordinate voting shares of the Issuer.

(e)	The CUSIP Number of the Class A subordinate voting shares is 82509L107.

Item 3.	Filing Category.

Not applicable.

CUSIP No. 82509L107	Schedule 13G/A

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of each cover page.

(b)	Percent of Class: See Item 11 of each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote of shares:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of shares:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of shares:

See Item 8 of each cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

CUSIP No. 82509L107	Schedule 13G/A

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of a Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

Not Applicable.

CUSIP No. 82509L107	Schedule 13G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2018

KLISTER CREDIT CORP.

By:	/s/ John Phillips
	Name:	John Phillips
	Title:	Director

JOHN PHILLIPS

/s/ John Phillips

CATHERINE PHILLIPS

/s/ Catherine Phillips

CUSIP No. 82509L107	Schedule 13G/A

EXHIBIT INDEX TO SCHEDULE 13G/A

Exhibit 1
Joint Filing Agreement, dated February 16, 2016, by and among Klister Credit Corp., John Phillips and Catherine Phillips (incorporated by reference as Exhibit 1 to Schedule 13G filed February 17, 2016).